EXHIBIT 21.1

Royal Gold, Inc. and its Subsidiaries

As of June 30, 2017

Name	State / Province / Country of Incorporation	Ownership Percentage
Royal Gold, Inc.	Delaware
Denver Mining Finance Company, Inc.	Colorado	100%
Crescent Valley Partners LP	Colorado	93.1%
High Desert Mineral Resources, Inc.	Delaware	100%
RG Royalties, LLC	Delaware	100%
RGLD Gold AG	Switzerland	100%
RGLD Holdings, LLC	Delaware	100%
RGLD Gold (Canada) ULC	Alberta	*
International Royalty Corporation	Canada	100%
4324421 Canada Inc.	Canada	100%
Voisey’s Bay Holding Corporation	Canada	100%
Labrador Nickel Royalty Limited Partnership	Ontario	90%
RGLD Precious Metals GmbH	Switzerland	100%
Royal Alaska, LLC	Delaware	100%
Peak Gold, LLC	Delaware	29.5%
Royal Gold International Holdings	Delaware	100%
Royal Gold Corporation	Canada	100%

*Royal Gold, Inc. owns approximately 22% and RGLD Holdings, LLC owns approximately 78% of RGLD Gold (Canada) ULC